[GFSM Letterhead]

September 21, 2012

Re:	Grupo Financiero Santander México, S.A.B. de C.V.
Registration Statement on Form F-1
Registration No. 333-183409

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Sir or Madam:

In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, Grupo Financiero Santander México, S.A.B. de C.V. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Standard Time on September 25, 2012 or as soon thereafter as is practicable.  By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission     2

Sincerely,

Grupo Financiero Santander México, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

(Signature page to Acceleration Request)